UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KNIGHT CAPITAL GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

499005 10 6

(CUSIP Number)

TD Ameritrade Holding Corporation

6940 Columbia Gateway Drive, Suite 200

Columbia, MD 21046

Attention: General Counsel

Fax: (443) 539-2209

Copy to:

Foley & Lardner LLP

321 N. Clark Street, Suite 2800

Chicago, IL 60654

Attention: Patrick Daugherty

Fax: (312) 832-4700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005 10 6

(1)	Name of reporting person I.R.S. Identification Nos. Of Above Persons (entities Only). TD Ameritrade Holding Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 26,000,013*
	(8)	Shared voting power
	(9)	Sole dispositive power 26,000,013*
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 26,000,013*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%*
(14)	Type of reporting person (see instructions) CO

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-voting Cumulative Perpetual Convertible Preferred Stock (together, the “Preferred Stock”), with the percent ownership calculated using the number of outstanding shares of Class A Common Stock reported in the Issuer’s Prospectus Supplement filed with the SEC on August 7, 2012 (and assuming the conversion of all outstanding shares of Preferred Stock). Assuming only the conversion of the shares of Preferred Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 21.0% of the Class A Common Stock.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on August 16, 2012. Except as set forth herein, the Schedule 13D is unmodified. Capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D filed on August 16, 2012.

Item 1.	Security and Issuer.

Item 1 is hereby amended to read as follows:

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) relates to shares of the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Issuer”), into which the Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Shares”), are convertible, including shares of Series A-2 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 Shares” and together with the Series A-1 Shares, the “Preferred Shares”), which are convertible into Series A-1 Shares, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 16, 2012. The address of the principal executive offices of the Issuer is 545 Washington Boulevard, Jersey City, New Jersey 07310.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 27, 2012, Mr. Fredric J. Tomczyk, president and chief executive officer of TD Ameritrade Holding Corporation, was elected to the Board of Directors of the Issuer, in accordance with the terms of the Purchase Agreement.

Item 5.	Interests in Securities of the Issuer.

Items 5(a)-(c) are hereby amended to add the following:

(a) – (b) The information set forth under Items 1 and 3 is hereby incorporated by reference.

Each Preferred Share is initially convertible into 666.667 shares of Common Stock. As of the date of this Amendment No.1, assuming conversion of all Preferred Shares, the Reporting Person is the direct owner of 26,000,013 shares of Common Stock, which, on a fully diluted basis, represents approximately 7.1% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 26,000,013 shares of Common Stock.

The percentage used herein is based on 364,481,227 shares of Common Stock, as reported in the Issuer’s Prospectus Supplement, dated August 7, 2012, to the Issuer’s Prospectus, dated August 6, 2012, as filed with the Securities and Exchange Commission on August 7, 2012 and assumes conversion of all outstanding shares of Preferred Stock. Assuming only the Reporting Person converted Preferred Stock, the percentage ownership of the Reporting Person would be 21.0%.

(c) The Reporting Person disposed of 1,000 shares of Preferred Stock in a private sale at $1,500 per share on August 24, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2012

TD AMERITRADE HOLDING CORPORATION

By:	/s/ David L. Lambert
David L. Lambert
Deputy General Counsel